UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

	By:	Signed: /s/ Paul Bachand
Date: May 1, 2013		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY LIMITED

REPORT ON VOTING RESULTS

(Section 11.3 of National Instrument 51-102)

The following matters were voted on at the Annual Meeting of Shareholders (the “Meeting”) of Canadian Pacific Railway Limited (the “Corporation”) held on May 1, 2013 in Toronto, Ontario. Each matter voted on is described in greater detail in the Corporation’s 2013 Management Proxy Circular.

1.	Appointment of Auditors – Deloitte LLP were appointed auditors of the Corporation. The result of the ballot taken at the Meeting with respect to the appointment of auditors was as follows:

➢	140,514,169 (99.74%) votes in favour and 371,068 (0.26%) votes withheld.

2.	Acceptance of the Corporation’s Approach to Executive Compensation – The result of the ballot taken at the Meeting with respect to the advisory vote accepting the Corporation’s approach to executive compensation was as follows:

➢	96,590,706 (71.49%) votes in favour and 38,524,769 (28.51%) votes against.

3.	Election of Directors – The result of the ballot taken at the Meeting with respect to the election of thirteen directors was as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	134,460,554	99.52	654,894	0.48
Gary F. Colter	133,116,064	98.52	1,999,421	1.48
Isabelle Courville	134,786,099	99.76	329,386	0.24
Paul G. Haggis	134,747,271	99.73	368,213	0.27
E. Hunter Harrison	134,673,540	99.67	441,944	0.33
Paul C. Hilal	132,274,451	97.90	2,841,033	2.10
Krystyna T. Hoeg	132,310,404	97.92	2,805,081	2.08
Richard C. Kelly	133,855,084	99.07	1,260,401	0.93
Rebecca MacDonald	133,423,026	98.75	1,692,459	1.25
Anthony R. Melman	134,672,433	99.67	443,051	0.33
Linda J. Morgan	133,897,398	99.10	1,218,087	0.90
Andrew F. Reardon	134,748,978	99.73	366,507	0.27
Stephen C. Tobias	133,284,194	98.64	1,831,290	1.36

Canadian Pacific Railway Limited

By:	(SIGNED)
Paul Bachand
Senior Counsel & Associate Corporate Secretary